Volaris Reports October 2018 Traffic Results; 21% Passenger Growth

and 85% Load Factor

Mexico City, Mexico. November 5, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports October 2018 and year-to-date preliminary traffic results.

During October 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 19.1% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in October 2018 increased 21.2% year over year, reaching 1.5 billion. Volaris transported a total of 1.6 million passengers during the month, an increase of 21.5% year over year. Network load factor for October was 85.4%, an increase of 1.5 percentage points year over year. During October 2018, Volaris started service between: Tijuana, Baja California to Ixtapa Zihuatanejo, Guerrero; Tijuana, Baja California to Tuxtla Gutierrez, Chiapas and Tijuana, Baja California to Huatulco, Oaxaca.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented: “Capacity growth in terms of ASMs was driven by better aircraft utilization, commensurate with stronger passenger demand. As a general outlook, unit revenues continue improving as compared to last year.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	October 2018	October 2017	Variance	October YTD 2018	October YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,119	910	23.1%	10,346	9,075	14.0%
International	376	324	16.0%	4,166	4,034	3.3%
Total	1,495	1,234	21.2%	14,512	13,109	10.7%
ASMs (in millions, scheduled & charter)
Domestic	1,260	1,037	21.5%	11,947	10,416	14.7%
International	491	433	13.4%	5,341	5,020	6.4%
Total	1,751	1,470	19.1%	17,288	15,436	12.0%
Load Factor (in %, scheduled)
Domestic	88.8%	87.7%	1.1 pp	86.6%	87.1%	(0.5) pp
International	76.6%	74.9%	1.7 pp	78.1%	80.3%	(2.2) pp
Total	85.4%	83.9%	1.5 pp	84.0%	84.9%	(0.9) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,320	1,077	22.5%	12,107	10,721	12.9%
International	265	228	16.5%	2,911	2,784	4.5%
Total	1,585	1,305	21.5%	15,018	13,505	11.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 177 and its fleet from four to 75 aircraft. Volaris offers more than 361 daily flight segments on routes that connect 40 cities in Mexico and 29 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100